SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ___)*

AUGMENT SYSTEMS, INC.

___________________________
(Name of Issuer)

Common Stock

________________________
(Title of Class of Securities)

051058105

________________________
(CUSIP Number)

Ted D. Rosen, Esq.
Rosen & Tetelman, LLP
501 Fifth Ave., Suite 1404
New York, NY 10017
(212) 986-7171

_________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2001
________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.       NAME OF REPORTING PERSONS

         Milton H. Barbarosh and EAI Partners, Inc.

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
         (See Instructions)

        (1)      [ ]
        (2)      [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         SC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEM  2(d) OR 2(e)        [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF                           7.      SOLE VOTING POWER
SHARES
BENEFICIALLY                                See Item 5(B)
OWNED BY
EACH                                        8.       SHARED VOTING POWER
REPORTING                                            See Item 5(A
PERSON
WITH
                                            1.       SOLE DISPOSITIVE POWER
                                                     See Item 5(B)

                                            10.      SHARED DISPOSITIVE POWER

                                                     See Item 5(A)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         See Item 5(B)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.33%

14.      TYPE OF REPORTING PERSON

         IND (Milton H. Barbarosh) and CO (EAI Partners, Inc.)

Item 1. Security and Issuer

This Schedule 13D Statement relates to the exchange by Augment Systems, Inc. ("Augment" or "Issuer") of shares of its convertible preferred stock, par value $.01 ("Preferred Stock") to the stockholders of Right2web.com, Inc. ("R2W"). Said Preferred Stock will be further convertible into shares of Augment common stock, par value $.0001 ("Common Stock" or the "Shares") equal to Ninety Two Percent (92%) of the issued and outstanding shares of Augment Common Stock. The subject transaction is more fully described in Augment's Information Statement on Schedule 14(C) as filed with the Securities and Exchange Commission on December 19, 2000 and is incorporated herein by reference. The principal executive offices of the Issuer are located at P.O. Box 222, West Newbury, MA 01985 and the principal executive officer of Augment, prior to this transaction, is Duane A. Mayo, at the address of the Issuer stated herein.

Item 2. Identity and Background

(A) This Schedule 13D Statement is being filed by Milton H. Barbarosh ("Barbarosh"), an individual and principal stockholder in EAI Partners, Inc. ("EAI"), a Florida Corporation, collectively referred to as "Reporting Persons".

(B) The Reporting Persons principle business address is 1900 Corporate Boulevard NW, Suite 305 West, Boca Raton, FL 33431.

(C) Barbarosh's present principal occupation is President and principal stockholder of EAI.

(D) During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(E) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F) Barbarosh is a resident of the State of Florida, and a citizen of the United States of America. EAI is a Florida Corporation.

Item 3. Source and Amount of Funds or Other Consideration

Augment entered into a Stock Purchase Agreement dated as of March 11, 2000, and further amended on September 12, 2000 (the "Purchase Agreement"), with the R2W stockholders, and subject to the conditions contained therein, the Reporting Persons are the owners of Four Million (4,000,000) shares of R2W Common Stock. Pursuant to the Purchase Agreement, the Reporting Persons converted their Preferred Stock of the Issuer into Forty Six Million Four Hundred Fifty One Thousand Six Hundred Twenty Seven (46,451,627) shares of Common Stock, which represents Thirty Five and One Third Percent (35.33%) of the Issuer's Common Stock, par value $0.01. For purposes of this filing, the Preferred Stock is deemed fully converted to Common Stock of the Issuer, as of the reporting date. The Issuer's Schedule 14C Information Statement, filed December 19, 2000, is herein incorporated by reference.

Item 4. Purpose of Transaction

The Shares have been acquired by the Reporting Persons for investment purposes. Pursuant to the Stock Purchase Agreement, the Reporting Persons may convert all shares of Augment Preferred Stock owned by them, into Common Stock of the Issuer. The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer

(A) As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owner of Forty Six Million Four Hundred Fifty One Thousand Six Hundred Twenty Seven (46,451,627) shares of Common Stock, or Thirty Five and One Third Percent (35.33%) of the Issuer's issued and outstanding Common Stock, par value $.0001.

(B) The Reporting Persons named in Paragraph (A) herein have sole voting power for Forty Six Million Four Hundred Fifty One Thousand Six Hundred Twenty Seven (46,451,627) shares of Common Stock, or Thirty Five and One Third Percent (35.33%) of the Issuer's issued and outstanding Common Stock, par value $.0001.

(C) Except as described herein, neither the Reporting Persons nor, to the best of their knowledge, any other person referred to in Exhibit A attached hereto, has acquired or disposed of any shares of the Issuer Common Stock during the past sixty (60) days.

(D) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(E) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

A copy of the Stock Purchase Agreement, dated as of March 11, 2000, and further amended on September 12, 2000, by and between the Issuer and the R2W is incorporated by reference as Exhibit A to this Schedule 13D. Additionally, a copy of the Registration Rights Agreement dated September, 2000, by and between the Issuer and R2W, and referred to as Exhibit D in the Issuer's Schedule 14C Information Statement is incorporated by reference as Exhibit B to this Schedule 13D. To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit A: Stock Purchase Agreement dated as of March 11, 2000, and further amended on September 12, 2000, by and between the Issuer and the R2W.

Exhibit B: Registration Rights Agreement dated September, 2000, by and between the Issuer and R2W, and referred to as Exhibit D in the Issuer's Schedule 14C Information Statement.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies as of February 9, 2001, that the information set forth in this statement is true, complete and correct.

EAI Partners, Inc.
By:/s/Milton Barbarosh
Name: Milton H. Barbarosh
Title: President
/s/Milton Barbarosh
Milton H. Barbarosh, Individually